Exhibit 4(d)
ARTICLES OF AMENDMENT
OF
AARON RENTS, INC.
I.
     The name of the corporation is:
AARON RENTS, INC.
II.
     The Amended and Restated Articles of Incorporation are amended by striking the first paragraph of Article V thereof in its entirety and inserting in lieu thereof the following:
     “The Corporation shall have authority to issue shares of capital stock consisting of One Hundred Million (100,000,000) shares of Common Stock, par value $0.50 per share (“Common Stock”), Twenty-Five Million (25,000,000) shares of Class A Common Stock, par value $0.50 per share (“Class A Common Stock”) (collectively, the “Stock”), and One Million (1,000,000) shares of Preferred Stock, par value $1.00 per share (“Preferred Stock”).”
III.
     At a duly called meeting of the Board of Directors held on February 21, 2006, the Board of Directors duly adopted the foregoing amendment (the “Increased Common Stock Amendment”), and declared the Increased Common Stock Amendment to be advisable and recommended and presented the same to the Corporation’s shareholders for approval in accordance with the provisions of Section 14-2-1003 of the Georgia Business Corporation Code. Thereafter, the Increased Common Stock Amendment was duly approved by the shareholders of the Corporation entitled to vote thereon on May 2, 2006 at a duly called meeting of the shareholders in accordance with the provisions of Section 14-2-1003 of the Georgia Business Corporation Code.
     IN WITNESS WHEREOF, AARON RENTS, INC., has caused these Articles of Amendment to the Amended and Restated Articles of Incorporation to be executed by its duly authorized officer this 3rd day of May, 2006.

AARON RENTS, INC.
By:	/s/ Gilbert L. Danielson
	Name:	Gilbert L. Danielson
	Title:	Executive Vice President and Chief Financial Officer